                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:       3235-0145
                                                   Expires:   October 31, 1994
                                                   Estimated average burden
                                                   hours per form....... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.      )*
                                          -----


                           DIGITAL SOUND CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  2539111011
                   -----------------------------------------
                                (CUSIP Number)

        Jeffrey S. Lambert, Strome Susskind Investment Management, L.P.
     100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401 (310) 917-6600
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               DECEMBER 19, 1997
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 2539111011            SCHEDULE 13D            PAGE 2 OF 74 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STROME SUSSKIND HEDGECAP FUND, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      SEE 13G OF STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.    (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,364,680
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,364,680

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,364,680

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
      SEE 13G OF STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer

           Common Stock, no par value

           Digital Sound Corporation (the "Company")
           6307 Carpenteria Aveune
           Carpenteria, California 93013

Item 2.    Identity and Background

           a.  Strome Susskind Hedgecap Fund, L.P. (the "Reporting Person")

           b.  100 Wilshire Blvd., 15th Floor
               Santa Monica, CA 90401

           c.  Principal Business:  Investment Partnership

           d.  None.

           e.  None

           f.  Delaware

           See Schedule 13G of Strome Susskind Investment Management, L.P. filed with the Securities and Exchange Commission of even date herewith.

Item 3.    Source and Amount of Funds or Other Consideration

           Investment partnership funds were derived by a combination of cash contributions to the partnership by the limited partners and, additionally, from the use of margin by the partnership.

Item 4.    Purpose of Transaction.

           The shares of the issuer were purchased for investment purposes. The partnership will consider making further sales or purchases of stock.

Item 5.    Interest in Securities of the Issuer

           (a) The Reporting Person has beneficial ownership of 606,050 shares of the common stock of Digital Sound Corporation ("DGSD"). In addition, the Reporting Person has to right to acquire 758,630 shares of DGSD pursuant to certain Series B Preferred shares of the issuer that are presently convertible into ten shares of DGSD common stock for each shares of the Series B Preferred. Accordingly, the reporting person has beneficial ownership of 1,364,680 shares of DGSD, or 6.5% of the 22,171,004 shares outstanding, computed in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. See Schedule 13G of Strome Susskind Investment Management, L.P. filed with the Securities and Exchange Commission of even date herewith.

          (b) The Reporting Person shares both the power to vote or direct the vote and the power to dispose or to direct the disposition of all 1,364,680 DGSD shares with Strome Susskind Investment Management, L.P. ("SSIM"), SSCO, Inc. ("SSCO"), and Mark E. Strome ("Strome"). The business address of SSIM, SSCO and Strome is 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401.

          SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and investment adviser to the Reporting Person

          SSCO is a Delaware corporation and is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome, a United Staes natural person, is a settlor and trustee of the Trust.

          During the last five years, neither the Reporting Person nor the entities with which it shares voting and dispositive powers has been:
          (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) On December 19, 1997, the Reporting Person purchased from the Company 75,863 Series B Preferred shares at a price per share of $7.50. That purchase was the only transaction effected by the reporting person with respect to Common Shares within the past 60 days. In connection with the purchase of Series B Preferred Shares, the Reporting Person also purchased from the Company $281,032.50 in principal amount of Convertible Notes of the Company (the "Convertible Notes"). If shareholders of the Company approve an amendment to the Company's articles of incorporation, the Convertible Notes held by the Reporting Person will automatically convert into 101,151 Series B Preferred shares.

          (d) The partners of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares acquired for the account of the Reporting Person.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In connection with the acquisition of the Series B Preferred Shares held by it, the Reporting Person entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") and a Registration Rights Agreement, each dated as of December 19, 1997 with the Company and certain other persons, which agreements are filed as Exhibit A and Exhibit B hereto, respectively, and are incorporated herein by reference. With respect to the Series B Preferred Shares to which it relates, the Preferred Stock Purchase Agreement sets forth the terms and conditions upon which the Series B Preferred Shares and Convertible Notes were purchased, including restrictions on transfer of the Series B Preferred Shares. Also pursuant to the Preferred Stock Purchase Agreement, the Company has undertaken to call a meeting of shareholders, to be held not later than April 15, 1997, to submit to shareholders for approval a proposal to amend the Company's articles of incorporation to increase the number of authorized Common Shares. The increase will serve to allow the Company to reserve a sufficient number of Common Shares to accommodate the conversion of shares of Series B Preferred Shares issuable upon conversion of the Convertible Notes, which Convertible Notes shall convert automatically to Series B Preferred Shares upon such approval by the shareholders. The Registration Rights Agreement provides holders of the Series B Preferred Shares with respect to such shares certain demand and "piggyback" registration rights, subject to the conditions and indemnifications set forth therein. The foregoing description of the terms of the Preferred Stock Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the specific provisions of each such agreement, which are filed as Exhibit A and Exhibit B hereto.

          From time to time the Reporting Person, may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, the Reporting Person may borrow the Common Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any Common Shares.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Preferred Stock Purchase Agreement dated as of December 19,
                     1997 among the Company, the Reporting Person and certain other persons.

         Exhibit B:  Registration Rights Agreement dated as of December 19, 1997 among the Company, the Reporting Person and certain other persons.

         SIGNATURE.

         After reasonable inquiry and to the best of my knowkedge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          STROME SUSSKIND HEDGECAP FUND, L.P.

  2/2/98                  /s/ Jeff S. Lambert
__________                ___________________________________
Date                      Jeffrey S. Lambert
                          Chief Financial Officer for Strome
                          Susskind Investment Management, L.P.
                          General Partner of Strome Susskind Hedgecap Fund, L.P.

                                 EXHIBIT INDEX

Exhibit       Description
-------       -----------
Exhibit A:    Preferred Stock Purchase Agreement dated as of December 19, 1997 among the Company, the Reporting Person and certain other persons.

Exhibit B:    Registration Rights Agreement dated as of December 19, 1997 among the Company, the Reporting Person and certain other persons.